Exhibit (a)(1)(vii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated April 12, 2011 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by William Blair & Company, L.L.C. (the “Dealer Manager”) or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer To Purchase For Cash

All Outstanding Shares of Common Stock

(Including the Associated Stock Purchase Rights)

of

Technology Research Corporation

at

$7.20 Net Per Share

By

Clearwater Acquisition I, Inc.,

A Wholly Owned Subsidiary of

Coleman Cable, Inc.

Clearwater Acquisition I, Inc. (the “Purchaser”), a Florida corporation and a wholly owned subsidiary of Coleman Cable, Inc., a Delaware corporation (“Coleman”), is offering to purchase all outstanding shares of common stock, $0.51 par value per share (together with the associated stock purchase rights, the “Shares”), of Technology Research Corporation, a Florida corporation (“TRC”), at $7.20 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 12, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made pursuant to an Agreement and Plan of Merger dated as of March 28, 2011 (the “Merger Agreement”) by and among Coleman, the Purchaser and TRC.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON FRIDAY, MAY 13, 2011,

UNLESS THE OFFER IS EXTENDED.

The purpose of the Offer is to acquire control of, and the entire equity interest in, TRC. The Purchaser currently intends, as soon as practicable after consummation of the Offer, to seek maximum representation on TRC’s Board of Directors (the “TRC Board”) and to seek to have TRC consummate a merger (the “Merger”) with the Purchaser pursuant to the Merger Agreement. At the effective time of the Merger, by virtue of the Merger, each then outstanding Share not owned by Coleman or its subsidiaries (including the Purchaser) would be converted into the right to receive an amount in cash equal to the price per Share paid in the Offer.

The TRC Board has unanimously: (i) determined and resolved that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of TRC and its shareholders; (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) recommended that TRC’s shareholders accept the Offer, tender their Shares in the Offer (subject to the right of the TRC Board to withdraw, modify or amend such recommendation as provided in the Merger Agreement) and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the shares then owned by Coleman and its subsidiaries (including the Purchaser), represents at least 50.1% of the total number of shares outstanding on a fully diluted basis (the “Minimum Tender Condition”). The Minimum Tender Condition may only be waived by Purchaser with the prior written consent of TRC. The Offer is also subject to the other conditions described in the Offer to Purchase. If any such condition is not satisfied or waived, the Purchaser must extend the Offer for up to two successive periods of up to ten (10) business days. If such conditions still are not satisfied or waived, the Purchaser may (i) terminate the Offer and return all tendered Shares to tendering shareholders; (ii) extend the Offer, subject to the parties’ ability to terminate the Merger Agreement if the Offer has not been consummated prior to July 10, 2011, and, subject to withdrawal rights as set forth below, retain all such Shares until the expiration of the Offer as so extended; (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the expiration of the Offer and not withdrawn; or (iv) delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer. The Offer is not conditioned on the Purchaser obtaining financing.

Hosea II, LLC (“Hosea”), an entity affiliated with Roger Boatman, an employee and shareholder of TRC, has agreed to tender all of its Shares pursuant to a Tender and Support Agreement, dated as of March 28, 2011, between Coleman, the Purchaser and Hosea. Hosea held approximately 10% of all outstanding Shares as of the date of the Tender and Support Agreement.

The term “Expiration Date” means 12:00 midnight, New York City time, on Friday, May 13, 2011 (which is the end of the day on May 13, 2011), unless the Purchaser extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires. Any extension, amendment, waiver or termination of the Offer will be followed as promptly as practicable by a public announcement. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

After the expiration of the Offer, if all of the conditions to the Offer have been satisfied or waived, but less than 100% of the Shares have been tendered, the Purchaser may, subject to certain conditions, include a subsequent offering period of at least three business days to permit additional tenders of Shares. No withdrawal rights apply to Shares tendered in a subsequent offering period, and no withdrawal rights apply during a subsequent offering period with respect to Shares previously tendered in the Offer and accepted for payment. The Purchaser does not currently intend to include a subsequent offering period, although the Purchaser reserves the right to do so.

For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if the Purchaser gives oral or written notice to BNY Mellon Shareowner Services (the “Depositary”) of its acceptance for payment of the tenders of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made only after a valid tender of the Shares, such valid tender occurring when (i) the Depositary receives at one of its addresses set forth on the front cover of the Letter of Transmittal (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal and (b) certificates for the Shares (including, if the Distribution Date occurs, certificates for the Rights) to be tendered or delivery of such Shares pursuant to the procedures for book-entry transfer described in the Offer to Purchase (and a confirmation of such delivery including an Agent’s Message (as defined in the Offer to Purchase) if the tendering shareholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (ii) the guaranteed delivery procedure described in the Offer to Purchase is complied with.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. Thereafter, such tenders are irrevocable, except that they may be withdrawn after June 11, 2011, unless such Shares have been accepted for payment as provided in the Offer to Purchase. To withdraw tendered Shares, a written, telegraphic, telex or facsimile transmission notice of withdrawal with respect to such Shares must be timely received by the Depositary at one of its addresses set forth on the front cover of the Letter of Transmittal, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the certificates evidencing the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

The receipt of cash in the Offer will be a taxable transaction for U.S. federal income tax purposes. Shareholders should consult their tax advisors about the particular effect the proposed transactions will have on their Shares and the tax consequences to them of participating in the Offer (including the application and effect of any state, local or foreign income and other tax laws).

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on TRC’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information. Shareholders should carefully read both in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to D.F. King & Co., Inc. (the “Information Agent”) or the Dealer Manager at the respective telephone numbers and addresses set forth below. Additional copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies, and such copies will be furnished promptly at the Purchaser’s expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Bank and Brokers call: (212) 269-5550

All Others Call Toll-Free: (800) 848-2998

Email: trci@dfking.com

The Dealer Manager for the Offer is:

William Blair & Company, L.L.C.

222 West Adams Street

Chicago, IL 60601

Toll-Free: (800) 796-9141

April 12, 2011

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